UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: March 2023 (Report No. 2)

Commission file number: 001-38610

ALARUM TECHNOLOGIES LTD.

(Translation of registrant’s name into English)

30 Haarba’a Street Tel-Aviv (P.O.Box 174)

Tel-Aviv, 6473926 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒              Form 40-F ☐

CONTENTS

Attached hereto and incorporated by reference herein is the Registrant’s press release issued on March 31, 2023, announcing its financial results for the fourth quarter and year ended December 31, 2022.

The first paragraph, the sections titled “2022 Highlights and Recent Business Developments”, “Financial Results for the Three Months Ended December 31, 2022”, “Financial Results for the Year Ended December 31, 2022”, “Balance Sheet Highlights”, “Use of Non-IFRS Financial Results”, “Forward-Looking Statements” and the IFRS financial statements in the press release attached as Exhibit 99.1 incorporated by reference into the registration statements on Form S-8 (File Nos. 333-233510, 333-239249, 333-250138, 333-258744 and 333-267586) and Form F-3 (File Nos. 333-233724, 333-235368, 333-236030, 333-233976, 333-237629, 333-253983 and 333-267580) of the Registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.	Description
99.1	Press release issued by Alarum Technologies Ltd. on March 31, 2023, titled “Alarum Reports Record Revenues for the Fourth Quarter and Full Year 2022”.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alarum Technologies Ltd. (Registrant)

Date: March 31, 2023	By	/s/ Hagit Gal
	Name:	Hagit Gal
	Title:	Corporate Legal Counsel

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